Mailstop 6010   February 1, 2008

John A. Young
Colfax Corporation
8730 Stony Point Parkway, Suite 150
Richmond, Virginia 23235

Re: **Colfax Corporation**
        Form S-1
        File No. 333-148486
        Filed January 4, 2008

Dear Mr. Young:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please confirm that any preliminary prospectus you circulate will include all
        non-Rule 430A information. This includes the price range and related
        information based on a *bona fide* estimate of the public offering price within that
        range. We may have further comments when you include pricing information and
        related disclosure.

2.   Please note that we may have additional comments when you complete the
        disclosure by filling in the numerous blanks throughout the filing.

Prospectus Summary

3.   See our comments below regarding your use of Adjusted EBITDA, and make appropriate revisions throughout the filing.

4.   Provide independent support for your statement on page 1 regarding manufacturing leadership.

Summary and Selected Financial Data, pages 7 and 25
Management Discussion and Analysis- Adjusted EBITDA, page 40

5.   Please revise to clarify whether Adjusted EBITDA is used to monitor your compliance with debt covenants. If this measure is being presented in response to material debt covenants tell us the specific debt agreements that include these covenants. In addition, the discussion of this measure should be moved to the liquidity section of MD&A and you should provide all the disclosures required by Question 10 included in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

6.   If Adjusted EBITDA is not included in response to material debt covenants, please tell us how this presentation complies with the requirements of Item 10(e) of Regulation S-K. Clarify your basis for each of the adjustments to arrive at this measure. Under Item 10(e), registrants are not permitted to adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual if the nature of the item is such that it is reasonably likely to recur within two years or there was a similar charge in the prior two years. Please note that Adjusted EBITDA is not exempt from the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K. Please refer to SAB Topic 14G, Item 10(e) and Questions 8 and 10 included in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in June 2003

Risk Factors, page 10

Acquisitions have formed…, page 11

7.   We note on the first paragraph on page 12 the risk of undiscovered liabilities. If material, please briefly cite illustrative examples of your historical experience with this risk. Please apply this comment to provide illustrative examples to other risk factors where your historical experience is material.

Our foreign subsidiaries have done and may continue to do business…, page 13

8. You state in this risk factor that certain of your foreign subsidiaries from time to time do business in "countries, including Iran," that "are or previously have been identified by the State Department as terrorist-sponsoring states." Please revise the disclosure to make clear that Iran currently is identified by the State Department as a state sponsor of terrorism, and to make clear that Sudan and Syria, the other countries you specifically identify in the risk factor as countries subject to U.S. sanctions and embargoes, also currently are identified by the State Department as state sponsors of terrorism.

9. Please clarify for us whether the state sponsors of terrorism, other than Iran, in which your foreign subsidiaries do business from time to time include Cuba and North Korea.

10. Please describe for us your past, current, and anticipated operations in, or other contacts with, the five countries currently identified by the State Department as state sponsors of terrorism. Your response should include descriptions of your referenced contacts through foreign subsidiaries, as well as any contacts through distributors or through other indirect arrangements. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the five countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the five countries.

11. Discuss whether any goods you have provided into the five state sponsors of terrorism, including component parts, have military uses. Discuss also whether, and the extent to which, the governments of those countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

12. Please advise us of the approximate dollar amounts of revenues, assets, and liabilities associated with the operations and other contacts described in response to the foregoing comments, for the past three fiscal years.

We intend to use a large portion…, page 16

13. Please reconcile the caption and the discussion as to whether unpaid dividends are *undeclared* or *declared.* If undeclared, explain why you plan to pay them.

14. Please quantify the "large portion" of proceeds you will apply to the noted purposes.

Industry and Market Data, page 19

15.   Please provide us copies of the sources of market data cited throughout the prospectus. Please mark the relevant information and cross-reference to the exact locations in the prospectus where you reference the data.

Use of Proceeds, page 20

16.   We note the discussion of the use of proceeds on page 20 to pay dividends to existing preferred stockholders. Please note that if a distribution to shareholders is to be paid out of proceeds of the offering rather than from current year's earnings, historical per share data should be deleted and pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend. Please refer to See SAB Topic 1.B.3 and revise the financial statements or tell us why this disclosure is not necessary.

17.   Disclose specifically the amount of proceeds that will be paid to affiliates, including Mitchell Rales and Steven Rales and corporate officers.

Capitalization, page 21

18.   Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

19.   Please revise the capitalization table to separately disclose the effects of the conversion of the preferred stock and the estimated net proceeds of the offering. The conversion of the preferred stock should be included in a "pro forma" column. The estimated net proceeds from the offering should be in a separate "pro forma as adjusted" column.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 27

20.   Please tell us the reason that you have provided the pro forma financial information on pages 27 through 30 and how this information complies with the requirements of Article 11 of Regulation S-X. Please remove the estimated proceeds from this offering since it is not appropriate to reflect the receipt or application of the estimated offering proceeds in this pro forma financial information. In addition, tell us the basis for the elimination of the management fee included in your historical financial statements and how this meets the requirements of Article 11.

Management's Discussion of Financial Condition and Results of Operations

Results of Operations, pages 36-38

21.   We note the discussion on pages 58-60 of your three primary product groups. Please expand your discussion in MD&A to discuss sales for all significant products or services each period, including sales of replacement parts, spare parts and maintenance services, if amounts are material. In addition, provide similar disclosures of your product groups in the footnotes to your financial statements as required by paragraph 37 of FAS 131.

Legacy Asbestos (Gain) Expense, page 39

22.   Please revise to further explain the significant decrease in legacy asbestos expense during the nine months ended September 28, 2007 caused of the revaluation of your insurance asset based on a series of favorable rulings. The specific revaluation of your insurance asset should be discussed along with any significant changes in assumptions or valuation methodologies.

Liquidity and Capital Resources, page 42

23.   Please revise disclosure at page 44 to include expected capital expenditures for fiscal 2008.

Environmental Matters, page 65

24.   We reference the discussion on page 65 that you and your subsidiaries have been identified in a number of instances as a "Potentially Responsible Party" with respect to the disposal of hazardous wastes at a number of facilities that have been targeted for clean-up pursuant to the Comprehensive Environmental Response Compensation and Liability Act or similar state law. We also note your disclosure that you believe that your liabilities will not have a material adverse effect on your financial condition and that the portion of the remediation costs that you will be responsible for will not be material. Please revise to provide the following:

- Disclose the specific sites where you have been named as a Potentially Responsible Party and why you believe that the impact of these matters will not be material at each of these sites. Provide the disclosures required by SAB Topic 5.Y. and SOP 96-1 or tell us why you believe that these disclosures are not required.
- Revise your assessment of materiality to also address your expected impact of these matters on your results of operations and cash flows.

Board Composition, page 67

25.   It is unclear whether the three directors identified on page 66 comprise the entire
        current board of directors. Please revise to provide to complete disclosure
        required by Reg. S-K Item 401, including the board members that historically
        made executive compensation determinations. If you intend to defer naming
        directors until after the public offering, so state, describe who will nominate and
        elect the board, and describe the principal selection criteria to be applied.
        Similarly, discuss how you will select members of the board committees.

Named Executive Officers, Other Than Mr. Young, page 69

26.   Expand to discuss how the 4% increase compared to the average expected base
        salary increases in the component company information Mr. Young considered.

Non-Equity Incentive Plan Compensation, page 74

27.   Please fill in the amounts in this column and the related narrative disclosure in the
        next amendment.

Pension Benefits, page 83

28.   Please clarify whether the "Colfax Corporation Excess Benefits Plan" is the
        "enhanced defined contribution plan" that replaced the prior pension plan in
        January 1999. Further, describe any other retirement plans in which named
        executive officers may participate. For example, you refer to a 401(k) plan for all
        employees.

Potential Payments Upon Termination or Change of Control, page 86

29.   Please file the 2001 Plan and the 2006 Plan as exhibits to the registration
        statement.

Certain Relationships…page 89

30.   Please file as an exhibit the management fee contract with Colfax Towers, Inc. or
        tell us why you believe it need not be filed. See Regulation S-K Item
        601(b)(10)(ii)(A).

Preferred Stock, page 93

31.   Expand to disclose the number of shares of preferred stock that is outstanding and the number of shares of comment that will be issued upon conversion.

Financial Statements

General

32.   Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Note 2 Summary of Significant Accounting Policies

Stock-Based Compensation page F-7

33.   We note the discussion on page 77 of your New Equity Plan that includes options and other stock-based awards. Please confirm to us that you have not issued any options, warrants, or other stock-based compensation during any of the periods.

Revenue Recognition, page F-7

34.   Please revise to clarify your specific revenue recognition policy for all significant products and services, including the timing for recognition of revenue and the basis for this treatment. In addition, your policy should discuss, where significant, customer acceptance, post-shipment obligations, rights of return, credits, rebates, price protection and other pricing adjustments and how these affect revenue recognition. Please refer to the requirements of SAB No. 104.

35.   We note the discussion on page 61 of your significant use of independent representatives and distributors. Please revise your revenue recognition policy to clarify when you recognize revenue related to sales to distributors. Your policy should also describe the significant terms of your agreements with distributors, including payment terms, post-shipment obligations, rights of return, exchanges, price protection and other pricing adjustments and any other significant matters and indicate the impact that these have on revenue recognition.

Impairment of Goodwill and Indefinite Lived Intangible Assets, page F-8

36.   We note your discussion on page F-8 that you evaluate the recoverability of goodwill by reporting unit based upon historical and projected EDITDA multiplied by industry enterprise valuation multiples to determine their fair value. Please tell us how this value is consistent with fair value as defined in paragraphs 19 and 23-35 of SFAS 142. In addition, revise to clarify how you perform the

two-step impairment test discussed in paragraphs 19-22. The specific month that the test is performed should also be disclosed.

37.   Please revise to separately present goodwill and intangible assets in your consolidated balance sheet as required by paragraphs 42 and 43 of SFAS 142.

Self-Insurance, page F-9

38.   Please revise to disclose your accounting treatment related to self-insurance, including the methodology and significant assumptions used to determine your liability. The amounts recorded in your financial statements each year related to your self-insurance program should also be disclosed. In addition, provide additional disclosure in your Critical Accounting Estimates on page 47.

Note 4. Acquisitions, page F-12

39.   Please revise to disclose how you determined the value of each identifiable intangible asset and how this is consistent with the requirements of paragraphs 37 and 39 of SFAS 141.

40.   Please provide the pro forma information required by paragraph 54 of SFAS 141 or tell us why these disclosures are not required.

Note 18. Asbestos Litigation, pages F-28 to F-31 and F-43 to F-46
Asbestos Liabilities and Insurance Assets, pages 35 and 47-49

41.   Please revise to further disclose the specific methodology and significant estimates and assumptions used to determine your future asbestos-related liability costs and the asbestos insurance assets recorded in your financial statements. Clarify the accounting literature you relied on and how this was applied in determining the asbestos-related liability and expected insurance recoveries. In addition, provide the disclosures required by Questions 2 and 3 of SAB Topic 5.Y, including:

- Circumstances affecting the reliability and precision of loss estimates.

- Disclosure of the nature and terms of any cost-sharing arrangements with other parties.

- Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers.

- Material components of the accruals and significant assumptions and underlying estimates. We note your discussion in the filing that your estimated asbestos-related costs are based on numerous variables that are difficult to predict. The basis for your estimates and assumptions on page F-29 and in other sections of the filing should be clearly disclosed.

- The average costs or settlement amounts for claims resolved each period.

42. Provide us your history of insurance and other third reimbursement for each period and clarify how you assessed the probability of insurance recoveries for asbestos-related liabilities when determining the asset recorded in your financial statements. In addition, disclose the following:

- A specific discussion of your available "primary and excess insurance coverage" as discussed in the filing.

- Significant assumptions use in your assessment of the probable insurance and other third party recoveries. Provide a detailed discussion of your assessment of existing insurance arrangements and agreements, the use of insurance allocation methodologies, and other procedures used to ascertain the probable insurance recoveries as discussed on pages F-29 and F-44.

- How you determined amounts available from excess insurers since you have no cost sharing or allocation agreements with them, including how you determined that recovery is probable from such insurers for approximately 67% for one of your subsidiaries and 87.5% for the other subsidiary. Disclose why your estimated recovery increased in 2007 and indicate how this resulted in recording the additional receivable called asbestos insurance receivable. We note that certain insurers are only paying 71% for current claims.

- The impact of the settlement in 2007 with certain insurance carriers that transfers the risk back to the subsidiary.

- How you assessed the recoverability of the asbestos-related asset each period and how you concluded that the asset meets the requirements in the accounting literature to be recorded each period.

43. Please revise to clarify the nature of "retrospective premium adjustments" and how this impacts your asbestos-related liability

44. Please revise to disclose how you determined that your estimate of costs includes all asbestos-related claims that were determined to be probable. Clarify how you concluded that 15 years is the appropriate period for recognizing a reserve for future asbestos-related liabilities and that there are no material costs that are

required to be recorded under the accounting literature beyond this period. In addition, clarify how you determined the estimated population included in your estimate of asbestos-related liability costs. We note the discussion on page F-29 that costs that may be incurred beyond 15 years are not reasonably estimable at this time. Please tell us whether you have estimated a range of loss that may be reasonably possible beyond this period that would be required to be disclosed under SFAS 5 or SAB Topic 5.Y.

45.   We note that on pages 48, F-29 and F-44, you refer to using an outside independent consultant to determine your future asbestos-related liability costs. While management may elect to take full responsibility for determining the future asbestos-related liability costs, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Note 18. General Litigation, page F-31

46.   Please tell us how you have accounted for the Amended Final Judgment in favor of the plaintiffs in the amounts of $8.9 million. If you have not recorded any accrual related to this judgment provide the basis for your accounting treatment. In addition, revise your assessment on page F-32 to also address the expected impact of these matters on results of operations and cash flows.

Exhibits

47.   We note that substantially all exhibits will be filed by amendment. We may have further comments when you complete this portion of the registration statement.

48.   Please ensure that management compensation plans are filed as exhibits pursuant to Regulation S-K Item 601(b)(10(iii). In this regard we note that the "Retirement Plan for Salaried U.S. Employees of IMO Industries, Inc." and the "Colfax Corporation Excess Benefits Plan" are not listed in the Exhibit Table.

Exhibit 23.1 - Consents of Independent Registered Public Accounting Firm

49.   Please include a currently dated and signed consent from your independent registered public accounting firm prior to requesting effectiveness.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeanne Bennett at (202) 551- 3606 or Brian Cascio (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Michael J. Silver (Hogan & Hartson)
        VIA TELEFAX (410) 539-6981